File No. 70-8277


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 13
                        (Post-Effective Amendment No. 7)

                                       to

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY

                           270 Peachtree Street, N.W.

                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                              John D. McLanahan, Esq.
 Financial Vice President                           Troutman Sanders LLP
   The Southern Company                          600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                               Suite 5200
  Atlanta, Georgia  30303                       Atlanta, Georgia  30308-2216

                              INFORMATION REQUIRED

                Item 1 of the statement on Form U-1 in this proceeding as previously amended is hereby amended by adding the following thereto:

                "Southern is currently authorized to issue and sell up to 25 million additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission, in one or more transactions from time to time not later than September 30, 2004. (See HCAR No. 35-27119, dated December 22, 1999.) Southern now requests that such authority be increased from 25 million additional shares to 35 million additional shares."

         The second paragraph of Item 1.2, Additional Common Stock., is amended and restated to read as follows:

                "The proceeds from the sale of the Additional Common Stock will be used by Southern to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act, and for other general corporate purposes. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs."

         Item 1.4, Compliance with Rule 53, is amended and restated to read as follows:

         "Rule 53 Analysis: The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

     Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.746 billion, or about 63.84% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000 ($4.302 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

     In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

     Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

     The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of June 30, 2000 was 39.8% equity, 60.2% debt including all non-recourse debt, and 54.3% equity and 45.7% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 42.1% and 57.9%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 33.2% of total capitalization at June 30, 2000.

     Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:


-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Company              Agency                1995          1996          1997           1998          19991
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Alabama              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Georgia              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Gulf                 S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Mississippi          S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               Aa3           Aa3           Aa3            Aa3           Aa3
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Savannah             S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 Not rated     Not rated     Not rated      Not rated     Not rated
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------




     Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

     Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs have not had an adverse impact on Southern's financial integrity.


___________________________
1 In April 2000, Moody's and Duff & Phelps (now known as Fitch) reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.

                Item 2, Fees, Commissions and Expenses, is amended and restated in its entirety to read as follows:

                "The fees, commissions and expenses paid or to be incurred in connection with the filing of this Post-Effective Amendment are estimated not to exceed $5,000, which includes the fees of counsel for the applicant."

                                    SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 29, 2000                  THE SOUTHERN COMPANY



                                           By: /s/Tommy Chisholm
                                              --------------------------------
                                               Tommy Chisholm, Secretary